January 30, 2020

Joshua Harley
Chief Executive Officer
Fathom Holdings Inc.
211 New Edition Court, Suite 211
Cary, NC 27511

       Re: Fathom Holdings Inc.
           Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-235972

Dear Mr. Harley:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 17, 2020

Risks Related to this Offering and Ownership of Our Common Stock, page 24

1. We note your disclosure on the cover page that you may ultimately issue more shares at a lower price or fewer shares at a greater price. Please provide a fixed price for the offering or advise us on what basis you are able to conduct an at the market offering. Additionally, we note the statement that you "will not consummate the offering unless such minimum value will be achieved and until [you] receive approval from Nasdaq to list
       [your] common stock." Please advise us of your planned timing for the offering, approval from Nasdaq and closing.

       It appears the offering is conditioned on raising a certain minimum amount from unaffiliated investors. Please advise us (1) if funds may be returned to investors in the event you do not meet the minimum required to receive approval from Nasdaq and (2)
 Joshua Harley
Fathom Holdings Inc.
January 30, 2020
Page 2
         whether the offering is subject to Securities Exchange Act Rule 10b-9. Underwriting , page 76

2. We note on page 7 that the shares of the selling shareholder will not be sold if the underwriter fails to exercise its option to purchase additional shares, in which case the shares will be sold as part of the over-allotment. Please tell us whether the selling shareholder is a party to the underwriting agreement and whether the terms of the selling shareholder's portion of this offering are included in the agreement. In this regard, please clarify if the selling shareholder's shares will only be sold through the underwriter.
Recent Sales of Unregistered Securities, page II-2

3. We note your response to comment 12 of our letter dated December 6, 2019. Please advise us why your revised disclosure does not address the $0.6 million of shares sold "to certain employees and agents under [your] equity incentive plan," as referenced on page
         36. Please clarify the exemption used for such sales.
Undertakings, page II-4

4. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K. Item
         512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameJoshua Harley                                  Sincerely,
Comapany NameFathom Holdings Inc.
                                                                 Division of
Corporation Finance
January 30, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName